American Assets Trust, Inc.

11455 El Camino Real, Suite 200

San Diego, CA 92130

Via EDGAR and Courier

April 20, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel L. Gordon, Branch Chief
Kristi Marrone

Re:	American Assets Trust, Inc.
Form 10-K
Filed March 9, 2012
File No. 001-35030

Dear Mr. Gordon and Ms. Marrone:

The purpose of this letter is to respond to the comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by email on April 12, 2012 (the “Comment Letter”), with respect to the American Assets Trust, Inc. (the “Company”) Form 10-K filed March 9, 2012 (the “2011 Form 10-K”). For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company’s responses thereto. All page numbers and captions in the responses below refer to the 2011 Form 10-K, except as otherwise noted below.

Lease Expirations, page 42

1.	We note that you have a significant amount of lease expirations in each of the next five years. We also note your disclosure of the annualized base rent per leased square foot. In future filings, to the extent known by management, please include disclosure that addresses the relationship between rates on leases expiring in the current year and current market rents for this space.

Response: The Company acknowledges the Staff’s comment and proposes to include disclosure in future Form 10-K filings to address the relationship between rates on leases expiring in the then current year and then current market rents for such space. To the extent that such relationship was similar in 2012 to that which the Company experienced during 2011, the Company would propose to include disclosure substantially similar to the following:

In 2013, we expect a similar level of leasing activity for new and expiring leases compared to prior years with overall positive increases in rental income. However,

April 20, 2012

changes in rental income associated with individual signed leases on comparable spaces may be positive or negative, and we can provide no assurance that the rents on new leases will continue to increase at the above disclosed levels, if at all.

The Company also respectfully notes that, on page 52 of the 2011 Form 10-K, the second paragraph under the caption “Retail Leases”, states as follows:

During the year ended December 31, 2011, we signed 69 retail leases for 247,560 square feet with an average rent of $27.32 per square foot during the initial year of the lease term. Of the leases, 58 represent comparable leases where there was a prior tenant, with an increase of 1.3% in cash basis rent and an increase of 8.4% in straight-line rent compared to the prior leases.

Similar disclosure is provided with respect to office leases in the second paragraph of the 2011 Form 10-K under the heading “Office Leases”:

During the year ended December 31, 2011, we signed 56 office leases for 233,213 square feet with an average rent of $34.04 per square foot during the initial year of the lease term. Of the leases, 41 represent comparable leases where there was a prior tenant, with a decrease of 10.7% in cash basis rent and a decrease of 1.9% in straight-line rent compared to the prior leases.

The Company respectfully suggests that its existing disclosure, coupled with its proposed additional disclosure, will address the relationship between rates on leases expiring in the then current year and then current market rents.

Revenue Base, page 51

2.	We note that a significant portion of your leases are on a triple-net lease basis. In future filings, please describe how you monitor tenant credit quality and identify any material changes in quality.

Response: In response to the Staff’s comment, the Company respectfully directs the Staff to the following disclosure from its 2011 Form 10-K (page 54 under the heading “Revenue Recognition and Accounts Receivable”), which the Company believes describes how the Company monitors tenant credit quality and identifies material changes in quality:

We make estimates of the collectability of our current accounts receivable and straight-line rents receivable which requires significant judgment by management. The collectability of receivables is affected by numerous different factors including current economic conditions, bankruptcies, and the ability of the tenant to perform under the terms of their lease agreement. While we make estimates of potentially uncollectible amounts and provide an allowance for them through bad debt expense, actual collectability could differ from those estimates which could affect our net income. With respect to the allowance for current uncollectible tenant receivables, we assess the collectability of outstanding receivables by evaluating such factors as nature and age of the receivable, past history and current financial condition of the specific tenant including our assessment of the tenant’s ability to meet its contractual lease obligations, and the

April 20, 2012

status of any pending disputes or lease negotiations with the tenant. A change in the estimate of collectability of a receivable would result in a change to our allowance for doubtful accounts and corresponding bad debt expense and net income.

The Company intends to include similar disclosures in future filings, and would propose to include disclosure substantially similar to the following:

Our assessment of our tenants’ abilities to meet their contractual lease obligations includes consideration of the following:

•	the status of collectability of current cash rents receivable

•	tenants’ recent and historical financial and operating results

•	changes in our tenants’ credit ratings

•	communications between our operating personnel and tenants

•	extent of security deposits and letters of credits held with respect to tenants

In the event that a material adverse change in tenant quality of a significant tenant occurs, the Company proposes to address such deterioration in credit quality in its future Form 10-Ks in its “Management Discussion and Analysis of Financial Condition and Results of Operations” under the heading “Property Operating Income”.

Real Estate, page 54

3.	In future filings please include additional analysis of your capitalized expenditures by disclosing amounts capitalized for new development, redevelopment/renovations, tenant allowances and other cap-ex by year. In addition, please provide a narrative discussion of fluctuations from year to year and expectations for the future.

Response: In response to the Staff’s comments, the Company advises the Staff that in future Form 10-K filings, the Company will include, for each year presented, disclosure that is substantially similar to the table attached hereto as Exhibit 1. In addition, in future Form 10-Ks, the Company will include a narrative discussion of fluctuations in capital expenditures from year to year and expectations for the future.

4.	Please clarify what types of pre-construction and construction costs are capitalized to real estate. Please also tell us the methodology used to allocate salaries and related personnel costs to each specific asset and the amount of payroll that was capitalized or deferred in the past three years.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that on page 55 of its 2011 Form 10-K, the Company has provided the following disclosure:

We capitalize certain costs related to the development and redevelopment of real estate including pre-construction costs, real estate taxes, insurance and construction costs and salaries and related costs of personnel directly involved. Additionally, we capitalize interest costs related to development and significant redevelopment activities. Capitalization of these costs begins when the activities and related expenditures commence and cease when the project is substantially complete and ready for its intended use, at which time the project is placed in service and depreciation commences. Additionally, we make estimates as to the probability of certain development and

April 20, 2012

redevelopment projects being completed. If we determine that the completion of development or redevelopment is no longer probable, we expense all capitalized costs which are not recoverable.

The Company advises the Staff that pre-construction costs would include all costs related to a specific property that are incurred for the express purpose of developing that specific property prior to obtaining permits to build such property. Examples of capitalized pre-construction costs would include:

•	external architectural concept design development;

•	external architectural drawings and design, working drawings;

•	external market studies that impact the design development of the project and assist in determining project leasing rates and determining the overall economic feasibility of the project;

•	environmental impact reports and related studies;

•	legal contract review and environmental review; and

•	other external costs related to getting the project to the point of approval of permits to begin construction.

The Company further advises the Staff that construction costs would include all costs related to a specific property that are incurred for the express purpose of developing such property from the point that permits have been approved and pulled to begin construction. Examples of capitalized construction costs would include the following:

•	external costs directly related to the development of the project, generally supported by a general contractor’s AIA Contract;

•	external engineering costs;

•	external architectural costs and project management;

•	internal costs directly related to the development of the project, including salaries and related benefits;

•	real estate taxes and insurance; and

•	interest cost related to construction financing, or if no construction loan is in place, then an imputed interest cost calculated in accordance with ASC 835-20, “Capitalization of Interest”.

The Company’s bases its determination of capitalization of pre-construction and construction costs on Accounting Standards Codification (“ASC”) 970, “Real Estate – General”, which addresses accounting for the costs of real estate projects, including acquisition, development, construction, selling, and initial rental (up to the point of normal operations (as defined therein)) costs. The general principle set forth in ASC 970 is that if costs are directly associated with a real estate project (i.e., development, construction, and initial rental), they should be capitalized, whereas other costs should be charged to expense as incurred.

For the years ended December 31, 2011, 2010, and 2009, the Company did not allocate any salaries or related personnel costs to any assets and there was no payroll that was capitalized or deferred in the past three years because the Company had no projects under active construction

April 20, 2012

during such periods (other than ongoing tenant improvements) and the amount of time devoted by internal personnel to pre-construction activities during such periods was immaterial. Going forward, to the extent that the Company does have specific identifiable real estate development projects in pre-construction or construction, the Company intends to track the internal salaries and related personnel costs directly associated with such projects based on the hours allocated to such projects and the compensation rates of the personnel performing such services, which would then be capitalized to those specifically identifiable real estate developments.

As salaries and related personnel costs are capitalized to specific assets on a going forward basis, the Company advises the Staff that it proposes to provide disclosure substantially similar to the following in the applicable Form 10-K:

Certain external and internal costs directly related to the development and redevelopment of real estate, including pre-construction costs, real estate taxes, insurance, construction costs and salaries and related costs of personnel directly involved, are capitalized. We capitalized external and internal costs related to both development and redevelopment activities of $xx million and $xx million, respectively, for 20XX and $xx million and $xx million, respectively for 20XX. We capitalized external and internal costs related to other property improvements of $xx million and $xx million, respectively, for 20XX and $xx million and $xx million, respectively, for 20XX. The amount of capitalized internal costs for salaries and related benefits for development and redevelopment activities and other property improvements, were $xx million and $xx million, respectively for 20XX and $xx million and $xx million, respectively, for 20XX.

Finally, please quantify the amount of interest capitalized for each period presented in accordance with ASC 835-20-50-1.

Response: In response to the Staff’s comments, the Company advises the Staff that no interest was capitalized in accordance with ASC 835-20-50-1 for any of the periods presented in the 2011 Form 10-K. During 2011, 2010, and 2009, our primary capital expenditures related to tenant improvements and capital improvements at our existing operating properties which are currently leased to tenants, and we do not capitalize interest to those properties that are currently in use. We had no properties under active construction or placed into service during 2011, 2010, and 2009. For one property held for development, we began incurring certain pre-construction costs during the fourth quarter of 2011. These costs were for consultants to assist in obtaining approval to develop the project in the future. Had we imputed interest costs on this project, the amount of interest we would have capitalized would have been approximately $28,000 which we deemed immaterial.

Net Operating Income, page 77

5.	We note your discussion of NOI on page 77. Please expand your disclosure in future periodic reports to disclose in detail how NOI is defined. For example, please clarify whether it includes tenant improvements and leasing commissions, ground rent, lease termination fees or property marketing costs.

April 20, 2012

Response: In response to the Staff’s comments, the Company advises the Staff that the Company will expand its discussion of NOI in future periodic reports to disclose in detail how NOI is defined. Specifically, the Company proposes to add the following to its current NOI discussion in its future periodic reports:

We define NOI as operating revenues (rental income, tenant reimbursements, lease termination fees, ground lease rental income and other property income) less property and related expenses (property expenses, ground lease expense, property marketing costs, real estate taxes and insurance). NOI excludes general and administrative expenses, interest expense, depreciation and amortization, acquisition-related expense, other nonproperty income and losses, gains and losses from property dispositions, extraordinary items, tenant improvements, and leasing commissions. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other REITs.

Consolidated Statements of Operations, page F-4

6.	Please explain the following adjustments to net income to arrive at net income attributable to American Assets Trust, Inc.’s stockholders: 1) Net loss attributable to Predecessor’s noncontrolling interests in consolidated real estate entities and 2) Net income attributable to Predecessor’s controlled owners’ equity. In addition please show us how the amounts were calculated.

Response: In response to the Staff’s comments, the Company advises the Staff that:

a)	The financial results of those entities controlled by American Assets Trust, Inc. and Predecessor are included in the income statement and cash flows for the period January 1, 2011 through December 31, 2011. The net income attributable to the Predecessor’s controlled owners’ equity represents the net income for the period prior to our initial public offering (January 1-18, 2011), which was allocated among the controlled interests and noncontrolling interests based on the respective ownership interests of each of the specific entities owned by the Predecessor. The net income attributable to Predecessor’s controlled owners’ equity also includes the loan defeasance costs and loan transfer and consent fees, allocated to controlling interests in accordance with the formation documents, and the gain on acquisition of the outside investors in previously unconsolidated real estate joint ventures, which were acquired by the Predecessor concurrent with the completion of the IPO as part of the formation transactions. The Predecessor’s controlled owners’ equity represents those entities which were controlled by Ernest Rady, our Executive Chairman.

In order to provide users of the financial statements an Earnings per Share (“EPS”) amount for the REIT, which we considered meaningful to users of the financial statements, the Company allocated income (loss) to the Predecessor for the 19-day period prior to the IPO. The income (loss) for this 19-day period was excluded from the Company’s EPS calculation as these amounts did not benefit the common shareholders of the Company. In addition, the Predecessor did not have any common shares outstanding; therefore, presenting EPS for the 19-day period prior to the IPO does not seem to be meaningful, especially in light of the fact that the gain on acquisitions was attributable to the Predecessor’s controlled and non-controlled owners’ equity prior to the formation transaction and was not attributable to the Company’s shareholders.

April 20, 2012

b)	The net loss attributable to Predecessor’s noncontrolling interests in consolidated real estate entities represents the items listed above attributable to the noncontrolling interests in the Predecessor. The noncontrolling interests were the noncontrolling investors share of net income (loss) in the real estate entities which were consolidated by our Predecessor.

c)	With respect to how these amounts were calculated, please see the calculations attached hereto as Exhibit 2.

Consolidated Statements of Equity, page F-5

7.	Please explain why a majority of the net income for 2011 was allocated to the Predecessor.

Response: In response to the Staff’s comments, the Company advises the Staff that the majority of the net income for 2011 was allocated to the Predecessor primarily as a result of the gain on acquisition by the Predecessor of the outside investors’ interests in the Solana Beach Centre entities and the Waikiki Beach Walk entities as more fully described under “2011 Acquisitions” on page F-18 of the 2011 Form 10-K. This gain on acquisition totaled $46,371,000 and, even net of defeasance costs and loan transfer and consent fees attributable to the Predecessor, exceeded the net income attributable to the Company for the period during 2011 following the completion of its initial public offering, which is why the majority of the income for 2011 is allocated to the Predecessor. The calculation and allocation is shown on Exhibit 2 attached.

Note 10. Equity, page F-32

Noncontrolling Interest, page F-32

8.	Given the redemption features associated with the OP units, please tell us what consideration you gave to recognizing the units outside of permanent equity in accordance with ASC 480.

Response: In response to the Staff’s comments, the Company advises the Staff that its analysis was based on ASC 480-10-S99-3A. The common units in our operating partnership (the “Operating Partnership”) represent common partnership interests in the Operating Partnership and are the economic equivalent of our common shares. Beginning 14 months after first becoming a holder of common units, each limited partner will have the right to require the Operating Partnership to redeem all or a portion of the common units held by such limited partner in exchange for a cash amount per common unit equal to the value of one share of our common stock or for the issuance of common shares that can be nonregistered. Whether the redemption is settled by cash for common shares is at the election and control of the Company. The REIT is the General Partner of the Operating Partnership, and has the ability to direct the activities of the Operating Partnership, therefore, we concluded this further supports the assertion that the redemption of the units in exchange for common shares of the REIT is at the option and within the control and ability of the Company.

April 20, 2012

The Operating Partnership’s obligation to redeem common units does not arise and is not binding against the Operating Partnership until the sixth business day after we receive the holder’s notice of redemption or, if earlier, the day we notify the holder seeking redemption that we have declined to acquire some or all of the common units tendered for redemption. If we do not elect to acquire the common units tendered for redemption in exchange for shares of our common stock, the Operating Partnership must deliver the cash redemption amount on or before the tenth business day after we receive the holder’s notice of redemption. On or before the close of business on the fifth business day after a holder of common units gives notice of redemption to us, we may, in our sole and absolute discretion elect to acquire some or all of the common units tendered for redemption from the tendering party in exchange for shares of our common stock, based on an exchange ratio of one share of common stock for each common unit. The partnership agreement does not require us to register any of the common units. The conditional event begins with the notice from the common unit holder. There is no time limit. If a financial instrument will be redeemed only upon the occurrence of a conditional event, redemption of that instrument is conditional and, therefore, the instrument does not meet the definition of mandatorily redeemable financial instrument under ASC 480.

Additional factors that were considered include:

a.	The contract permits the Company to settle in unregistered shares. The operating partnership agreement permits the use of unregistered shares to settle the conversion of these common units.

b.	The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. At December 31, 2011, the Company had 490,000,000 shares authorized and 39,283,796 shares outstanding. Accordingly, the Company has sufficient authorized and unissued shares to settle the potential common unit redemptions while they remain outstanding.

c.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement. As the redemption terms call for a one-unit-to-one-share conversion rate and there are a fixed number of units outstanding, it follows that the number of shares of common stock to be delivered is limited to the number of common units outstanding.

d.	There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC. The agreement of limited partnership of the Operating Partnership (the “Partnership Agreement”) has no mandatory required cash payments to the common unit holders for any reason.

e.	A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. The Partnership Agreement does not provide for any net cash settlement in circumstances in which the common unit holders would not also receive cash in exchange for their units.

April 20, 2012

f.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. The Company’s shares of common stock are represented by a common unit in the operating partnership with identical rights to the common units.

g.	There is no requirement in the contract to post collateral at any point or for any reason. There are no collateral requirements associated with the common units.

The above assessment supports the classification of the operating partnership units as permanent equity.

The Company hereby acknowledges the following:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact the undersigned at (858) 350-2607.

Sincerely,

/s/ Robert F. Barton
Robert F. Barton
Executive Vice President and Chief Financial Officer

cc: John W. Chamberlain

Exhibit 1

	Year Ended December 31, 2011
Segment	Tenant Improvements and Leasing	Maintenance Capital Expenditures	Total Tenant Improvements, Leasing	Redevelopment and Expansions	New Development	Total Capital Expenditures
Retail Portfolio	$2,296	$1,700	$3,996	$1,052	$62	$5,110
Office Portfolio	5,203	923	6,126	—	908	7,034
Multifamily Portfolio	—	615	615	—	—	615
Mixed-Use Portfolio	49	1,443	1,492	—	—	1,492

Total	$7,548	$4,681	$12,229	$1,052	$970	$14,251

Exhibit 2

American Assets Trust, Inc.

2011 Net Income Allocation

In Thousands

		Predecessor (A)		American Assets Trust, Inc.
	Components of 2011 Net Income	Predecessor Controlled Interests	Predecessor Noncontrolling Interests	Controlling Interests 67.76%	Restricted Shares	Noncontrolling Interests (OP Unit Holders) 32.24%
Predecessor net income - January 1 - 18, 2011	26	122	(96)
IPO Transaction - Gain on acquisition of noncontrolling interests (B)	46,371	44,687	1,684
IPO Transaction - Defeasance costs and loan transfer and consent fees attributable to Predecessor	(31,860)	(27,814)	(4,046)
IPO Transaction - Early extinguishment of debt, defeasance costs, and loan transfer and consent transfer fees subsequent to IPO (C)	(3,026)			(2,050)		(976)
Net income - January 19 - December 31, 2011	7,813			4,967	482	2,364

Total net income	19,324	16,995	(2,458)	2,917	482	1,388

(A)	Allocated among controlled interests and noncontrolling interest based on the respective ownership interests of each of the specific entities owned by the Predecessor.
(B)	Acquisitions done by Predecessor concurrent with IPO.
(C)	Represents additional defeasance and loan transfer and consent fees paid at the time of or subsquent to IPO which were payable by American Assets Trust in accordance with the formation agreements.